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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)


                                (AMENDMENT NO. 2)


                      ANNUITY AND LIFE RE (HOLDINGS), INC.
                      ------------------------------------
                                (Name of Issuer)

                         COMMON SHARES, PAR VALUE $1.00
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   G03910 10 9
                              --------------------
                                 (CUSIP Number)
       -----------------------------------------------------------------

                             PAUL S. GIORDANO, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 XL CAPITAL LTD
                              (F/K/A EXEL LIMITED)
                                CUMBERLAND HOUSE
                               ONE VICTORIA STREET
                             HAMILTON HM 11, BERMUDA
                                 (441) 292-8515

                                    COPY TO:

                             TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                                 51 W. 52ND ST.
                               NEW YORK, NY 10019
                                 (212) 403-1000

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                      AUTHORIZED TO RECEIVE COMMUNICATIONS)

                                  MARCH 2, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13D-1(f) or 13d-1(g), check the following box: [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
-----------------------------                            -----------------------

   CUSIP No. G03910 10 9                                   Page 2 of 7 Pages

-----------------------------                            -----------------------

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   1          NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    XL CAPITAL LTD (F/K/A EXEL LIMITED)
                    I.R.S. IDENTIFICATION NO. 98-0058718

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                        (b) [ ]

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   3          SEC USE ONLY                                                  [ ]

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   4          SOURCE OF FUNDS
                    OO

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   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

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   6          CITIZENSHIP OR PLACE ORGANIZATION
                    CAYMAN ISLANDS
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               7
                   SOLE VOTING POWER
                         -2,970,213-

  NUMBER OF
              ------------------------------------------------------------------
               8
   SHARES          SHARED VOTING POWER
                         -0-

BENEFICIALLY
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               9
  OWNED BY         SOLE DISPOSITIVE POWER
                         -0-

    EACH
              ------------------------------------------------------------------
               10
  REPORTING        SHARED DISPOSITIVE POWER
                         -0-

 PERSON WITH
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         -2,970,213-

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    11.6%
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     14       TYPE OF REPORTING PERSON
                    CO
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

            XL Capital Ltd (f/k/a EXEL Limited) hereby amends the Schedule 13D originally filed on April 30, 1998, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on January 18, 2000 (the "Schedule 13D"), as set forth herein. Capitalized terms used without definition in this Amendment No. 2 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Item 3 of the Schedule 13D is hereby amended by adding the following:


      The information set forth in Item 4 below regarding the amount of funds and other consideration used in making the purchase described in this Amendment No. 2 to the Schedule 13D is incorporated herein by reference. The cash portion of such consideration was furnished from the working capital of the Reporting Person.


ITEM 4.     PURPOSE OF THE TRANSACTION.


      Item 4 of the Schedule 13D is hereby amended by adding the following:


      On March 2, 2000, the Reporting Person, a wholly owned subsidiary of the Reporting Person, Risk Capital Holdings, Inc. ("RCH") and a wholly owned subsidiary of RCH completed the transactions contemplated by the Stock Repurchase Agreement, dated as of January 17, 2000, by and among the Reporting Person, a wholly owned subsidiary of the Reporting Person, RCH and a wholly owned subsidiary of RCH (the "Stock Repurchase Agreement"). The Stock Repurchase Agreement was previously filed as Exhibit 99.4 to Amendment No. 1 to the
Schedule 13D and is incorporated herein by reference. In consideration of the repurchase by RCH from the Reporting Person of all of the shares of common stock of RCH that the Reporting Person owned and the payment of $3,647,000, pursuant to the Stock Repurchase Agreement, RCH transferred certain of its assets to the Reporting Person, including 1,418,440 shares of Company common stock and warrants to purchase up to an additional 100,000 shares of

Company common stock. The Reporting Person is now the beneficial owner of 11.6% of the outstanding Company common stock (including shares of Company common stock that the Reporting Person has the right to acquire within 60 days of the date hereof pursuant to the exercise of warrants), but due to certain restrictions contained in the Company's bye-laws, the Reporting Person is only able to vote or direct the voting of less than 10.0% of the outstanding shares of Company common stock. In connection with the transactions described in this paragraph, RCH has assigned to the Reporting Person its right under a registration rights agreement entered into between RCH and the Company as of March 4, 1998 pursuant to which the Company may be required to register the sale of certain shares of the Company's common stock under the Securities and Exchange Act of 1933 (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement is filed as Exhibit 99.6 and is incorporated herein by reference.


            In connection with the completion of the transactions contemplated by the Repurchase Agreement, the Reporting Person and RCH have entered into the Voting and Disposition Agreement dated as of March 2, 2000 (the "Voting and Disposition Agreement"). A copy of the Voting and Disposition Agreement is filed as Exhibit 99.7 and is incorporated herein by reference. Pursuant to the Voting and Disposition Agreement, until the Reporting Person acquires certain regulatory and other approvals, RCH will, for the benefit of the Reporting Person, continue to hold 379,048 of the 1,418,440 shares of the Company common stock and all of the warrants acquired pursuant to the Stock Repurchase Agreement (the "Excess Shares"). Following the receipt of certain regulatory approvals, RCH will vote the Excess Shares, together with any shares issued upon the exercise of any Company warrants, as directed by the Reporting Person and will dispose of the Excess Shares as directed by the Reporting Person, subject to certain regulatory and other restrictions.


            In addition, the Company and the Reporting Person have entered into a letter agreement dated as of the date hereof that provides the Reporting Person with the right to select one individual for nomination as a director of the Company and is intended in part to permit XL to account for its investment in ALRE using the equity method of accounting under U.S. generally accepted accounting principles (the "Letter Agreement"). A copy of the Letter Agreement is filed herewith as Exhibit 99.8 and is incorporated herein by reference.


ITEM 5.     INTERESTS IN SECURITIES OF THE ISSUER.


      Item 5 of the Schedule 13D is hereby amended by replacing paragraph (a) with the following:


      (a) As of March 2, 2000, the Reporting Person beneficially owned 2,970,213 shares of Company common stock (including shares of Company common stock that the Reporting Person has the right to acquire within 60 days of the date hereof pursuant to the exercise of warrants held by the Reporting Person), and held additional warrants entitling the Reporting person to acquire an additional 66,666 shares of Company common stock. As of March 2, 2000, based on the most recently available filing with the Securities and Exchange Commission by the Company containing information regarding the number of shares of outstanding Company common stock,

2,970,213 shares of Company common stock represented approximately 11.6% of the outstanding common stock of the Company.


      Item 5 of the Schedule 13D is hereby further amended by adding the following to paragraph (b) contained therein:


      (b) As described above, the Reporting Person does not have the right to vote or to direct the vote of certain shares of the Company common stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


      Item 6 of the Schedule 13D is hereby amended by adding the following:


      The Registration Rights Agreement, attached as Exhibit 99.6 hereto, is incorporated by reference herein in its entirety (described above).


      The Voting and Disposition Agreement, attached as Exhibit 99.7 hereto, is incorporated by reference herein in its entirety (described above).


      The Letter Agreement, attached as Exhibit 99.8 hereto, is incorporated by reference herein in its entirety (described above).


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.


            Item 7 of the Schedule 13D is hereby amended by adding the following:


 99.6       Registration Rights Agreement.


 99.7       Voting and Disposition Agreement.


 99.8       Letter Agreement.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  March 3, 2000

                                 XL Capital Ltd



                                 By:  /s/ Paul S. Giordano
                                 Name: Paul S. Giordano
                                 Title: Executive Vice President, General
                                        Counsel & Secretary